June 15, 2005



Mr. R. Herbert Hampton
Chief Executive Officer
Golden Cycle Gold Corporation
Suite 201
1515 South Tejon
Colorado Springs, CO  80906


	Re:	Golden Cycle Gold Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Filed May 13, 2005
		File No. 1-09385


Dear Mr. Hampton:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9A.  Controls and Procedures

Internal Control over Financial Reporting, page 18

1. We note that you have identified "certain areas in our systems of
internal control which, if left unresolved or unaddressed, could result in material deficiencies and weaknesses in our internal
control."   You state that you are "considering what appropriate
remedial actions, if any, are necessary to improve our systems of internal controls." If true, it is unclear how you were able to certify that disclosure controls and procedures were effective as of the balance sheet date.

Under Rule 13a-15(e) of Regulation 13A, disclosure controls and procedures are defined as "controls and other procedures of an issuer that are designed to ensure the information required to be disclosed by the issuer in the reports that it files or submits under the Act.
.. . is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms." Section II.E of Release No. 34-47986 clarifies that disclosure controls and procedures include some elements of internal control; with the reference stating that the " . . . evaluation and disclosure requirements will continue to apply to disclosure controls and procedures, including the elements of internal control over financial reporting that are subsumed within disclosure controls and procedures."

It is unclear whether the potential material deficiencies and weaknesses you identify fall within disclosure controls and procedures, as defined. If after giving further consideration to this matter, you believe that some internal controls subsumed within disclosure controls and procedures are impacted by the potential material deficiencies and weaknesses that were identified, or you are otherwise unable to demonstrate that this is not the case, it will be necessary to amend your certifications and disclosures accordingly.

2. We note that you have disclosed there were no significant changes to internal control over financial reporting within the quarter. Please amend your disclosure to address any change in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to the requirements of Regulation S-K,
Item 308(c), which is required of all registrants.

Item 8 - Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 28

3. We note your financial position as of December 31, 2004 includes a significant amount of short-term investments in relation to your total assets. Tell us why you should not be considered an investment company as defined in section 3(a)(1) of the Investment Company
Act
of 1940. Provide us with any analysis and calculations necessary to support your position. We may have further comment.

Consolidated Statements of Operations, page 29

4. In the year ended December 31, 2003, you have reported a gain on assets sold as other non-operating income. Tell us why this item is properly reported as non-operating income, given the definition of such item in Regulation S-X 5-03(b)(7), the definition of gross revenues in Regulation S-X 5-03(b)(1) and paragraph 45 of SFAS 144.

Summary of Significant Accounting Policies

(l) - Revenue Recognition, page 34

5. Expand your disclosure of your revenue recognition policy to address all the elements necessary for revenue recognition as discussed in Staff Accounting Bulletin Topic 13, and how these requirements are applied with respect to your joint venture advance distributions. In particular, address the requirement of delivery under FASB Concepts Statement 5 as it relates to the Minimum Annual
Distribution that is recoupable against future shares of your Net Proceeds that you discuss in "Part I, Item 1 - Business" on page three.

Engineering Comments

Business, page 3

6. Insert a small-scale map showing the location and access to your material properties. See Item 102 (3)(B) of Regulation S-K. Briefly describe the access to your properties in the text. Note that SEC`s
EDGAR program now accepts digital maps; so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer
Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

7. Disclose:
* The nature of your ownership or interest in your properties,
* Any other underlying agreements or interests in the properties.
* Indicate whether the mining claims are State or Federal claims.
* Disclose the conditions you must meet to keep these claims.
* Disclose the area of your claims, either in hectares or acres. Revise to fully discuss the material terms of your concessions. Refer to paragraph (b)(2) of Industry Guide 7.

8. For each of your material properties, provide the disclosures required by Industry Guide 7 (b). In particular, provide:
* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of the present condition of the property.
* A description of any work completed on the property,
* A description of equipment and other infrastructure facilities,
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future costs.
* The source of power that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
Refer to Industry Guide 7 (b) (1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

9. For your Cripple Creek operation, provide a table that discloses:
* Reserves for the past two years.
* Reconcile differences between the two years, and
* Disclose the reasons for any change from the preceding year.

10. As footnotes or as part of your reserve table, disclose the following:
* Whether the reserve as stated is an estimate of what can be economically and legally recovered from the mine and as such incorporates losses for dilution and mining recovery;
* The metallurgical recovery factor for each category of reserve,
* Gold prices used to estimate your reserves.

11. Disclose the drill spacings used for the reserves and non-reserve mineralization you report.

12. Provide a table that discloses the last three years of annual production, including grade, tonnage and amount of commodity produced.

13. Supplementally provide an analysis as to why you should continuing describing your interest in the Cripple Creek mine as a "joint venture" rather than as a "net profits" interest.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Gary Newberry at (202) 551-3761, Kim Calder, Assistant Chief Accountant, at (202)-551-3701 or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer, at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. R. Herbert Hampton
Golden Cycle Gold Corporation
June 15, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05